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                          May 11, 2020

       Stanton E. Ross
       Chief Executive Officer
       DIGITAL ALLY INC
       9705 Loiret Blvd.
       Lenexa, KS 66219

                                                        Re: DIGITAL ALLY INC
                                                            Registration
Statement on Form S-1 filed May 6, 2020
                                                            File No. 333-238035

       Dear Mr. Ross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David E. Danovitch